Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$227,022	$240,211	$225,791	$256,994	$154,913
Add:
Fixed charges	113,220	103,390	102,781	113,959	91,594
Amortization of capitalized interest	793	642	553	440	255
Distributions from joint ventures	14,374	9,625	9,700	2,835	544
Less: Interest capitalized	(5,388)	(3,701)	(1,650)	(5,108)	(5,995)
Total earnings	$350,021	$350,167	$337,175	$369,120	$241,311
Fixed charges:
Interest expense (1)	$82,758	$77,343	$78,622	$92,971	$77,584
Amortization of debt issuance costs	1,738	1,118	910	815	1,030
Interest capitalized	5,388	3,701	1,650	5,108	5,995
Rental expense interest factor (2)	23,336	21,228	21,599	15,065	6,985
Total fixed charges	$113,220	$103,390	$102,781	$113,959	$91,594
Ratio of earnings to fixed charges	3.1x	3.4x	3.3x	3.2x	2.6x

(1)
“Interest expense, net” reported on NuStar Energy L.P.'s consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 includes investment income of $0.8 million, $0.2 million and $0.1 million, respectively.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.